Exhibit 99.(d)(5)

January 1, 2020

FPA Flexible Fixed Income Fund

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

RE:  Expense Limit Agreement — FPA Flexible Fixed Income Fund

Dear Ladies and Gentlemen:

FPA Flexible Fixed Income Fund, a series of the FPA Funds Trust, (the “Fund”), a Delaware business trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund.  We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit and recoupment provisions set forth in Schedule A.  We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for the three-year period commencing January 1, 2020 and terminating on December 31, 2022. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

		By:	/s/ J. Richard Atwood

J. Richard Atwood, Director of FPA GP, Inc.,
General Partner

The foregoing agreement is hereby
accepted as of January 1, 2020

By: FPA Flexible Fixed Income Fund

By:	/s/ E. Lake Setzler
E. Lake Setzler, Treasurer

SCHEDULE A

FPA Flexible Fixed Income Fund	Expense Limit
January 1, 2020 through December 31, 2020	0.39%
January 1, 2021 through December 31, 2021	0.49%
January 1, 2022 through December 31, 2022	0.59%

Any expenses reimbursed to the Fund by FPA during any of the previous 36 months may be recouped by FPA, provided the Fund’s Total Annual Fund Operating Expenses do not exceed 0.64% of average net assets of the Fund for any subsequent calendar year, regardless of whether there is a then-effective higher expense limit.